Douglas Emmett, Inc.

808 Wilshire Boulevard, 2nd Floor, Santa Monica, California 90401
Telephone 310.255.7700 Facsimile 310.255.7701

June 15, 2018

VIA EDGAR CORRESPONDENCE

Kim McManus, Senior Attorney
Office of Real Estate & Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Douglas Emmett, Inc.
Form 10-K
Filed February 16, 2018
Form DEF 14A
Filed April 16, 2018
File No. 001-33106

Dear Ms. McManus:

We are in receipt of your letter dated June 11, 2018 regarding a comment to the above referenced filings. For your convenience, the comments contained in your letter are reprinted below in italics followed by our response:

Schedule 14A

Director Independence, page 14

1.	COMMENT:

We note that the company’s board of directors determined that Mr. O’Hern is an independent director and that he is the Chair of your audit committee. We are unable to locate disclosure responsive to Item 407(a)(3) regarding the lease transaction between Douglas Emmett and Macerich, litigation between Macerich and Douglas Emmett, Mr. O’Hern’s position as CFO of Macerich, and whether the board of directors considered these transactions/relationships in determining that Mr. O’Hern is an independent director. In this regard, Item 407(a)(3) requires disclosure of transactions and relationships “for each director . . . that is identified as independent . . . [that were] considered by the board of directors under the applicable independence definitions in determining that the director is independent.” Your disclosure explains that the board considers relationships and transactions, including “employment or tenant relationships” but fails to convey the fact that Mr. O’Hern has known relationships and/or transactions that were considered. In future filings, please specifically tie any Item 407(a)(3) disclosure to specific directors identified as independent. Please also describe the litigation referenced above, to the extent considered by the board in determining independence. Refer to Release No. 33-8732A (Aug. 29, 2006).

COMPANY RESPONSE:

In future filings, we will specifically tie any Item 407(a)(3) disclosures to specific directors identified as independent, with consideration given to the guidance provided in Release No. 33-8732A. We will also describe the litigation referenced above, to the extent considered by the board in determining independence.

The Company supplementally advises the staff that the litigation/arbitration with Macerich was part of the process contemplated by the existing lease.  When Macerich exercised its option to extend the lease term for an additional five years, the lease provides that the rental rate must be set at market based on the result of a process that included litigation (to determine certain legal issues) followed by arbitration (to determine the market rate).   As noted below, Mr. Tom O’Hern was not involved in this process, nor did he receive any direct or indirect personal benefit from, or hold any interest in, the outcome of this process.

2.	COMMENT:

We note from your Form 10-K filed on February 27, 2015 that you entered into a lease with Macerich Partnership, LP that was set to expire in 2018 and that had an annualized rent of $ 4,940,295. We also note that Macerich sued the company on March 10, 2017 in a dispute over a five year lease extension. Given that Mr. Thomas O’Hern is a Director at Douglas Emmett and Senior Executive Vice President, Chief Financial Officer, and Treasurer at Macerich Company, please tell us what consideration you gave to disclosing Mr. O’Hern’s indirect interest in the transaction in your most recent Form 10-K or proxy. See Item 13 of Form 10-K and Item 404 of Regulation S-K.

COMPANY RESPONSE:

The Company supplementally advises the staff as follows: In evaluating whether Mr. O’Hern had any interest in this transaction that required disclosure under Item 404 of Regulation S-K and Item 13 of Form 10-K, we considered the following facts: (1) the transaction (both the lease and the litigation) was financially immaterial to Macerich; (2) Mr. O’Hern had no direct interest in the transaction, and any indirect interest that Mr. O’Hern had, if any, was clearly de minimis because the transaction itself was immaterial to Macerich and Mr. O’Hern’s stock ownership in Macerich is well below 1%; and (3) the transaction (both the lease and the litigation) was financially immaterial to Douglas Emmett. Based on these factors, Douglas Emmett determined that disclosure was not required in accordance with Item 404 of Regulation S-K or Item 13 of Form 10-K.

In connection with these responses, Douglas Emmett, Inc. acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions please contact me directly at (310) 255-7763.

Sincerely,

/s/ Mona M. Gisler
Mona M. Gisler
Chief Financial Officer
Douglas Emmett, Inc.